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                                                    Filed with the Securities
                                                      and Exchange Commission
                                                         on March 30, 2001

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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In the Matter of                                         INTERIM CERTIFICATE

Conectiv and Subsidiaries                                         OF

File No. 70-9499                                             NOTIFICATION

(Public Utility Holding Company                          PURSUANT TO RULE 24
Act of 1935)

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         This Certificate of Notification pursuant to Rule 24 (18 C.F.R. Section
250.24) is filed by Conectiv, a Delaware Corporation, in connection with transactions proposed in Post-Effective Amendments Nos. 1 to 5 to the Declaration on Form U-1 in the above File as previously amended by amendment No. 1 and authorized by orders (the "Orders") of the Securities and Exchange Commission dated September 27, 1999, January 28, 2000 and April 27, 2000.

         The following transactions have been completed:

         On September 26, 2000, the Board of Directors of Conectiv declared a Common Stock dividend of $18,048,384.42 and a Common Stock Class A dividend of $4,552,368.00 for total dividend payments of $22,600,752.42. As of September 30, 2000, accumulated retained earnings after accounting for the common dividends declared amounted to $35,240,000.00. Therefore, no action was undertaken pursuant to the Orders.

         On December 5, 2000, the Board of Directors of Conectiv declared a Common Stock dividend of $18,058,655.56 and a Common Stock Class A dividend of $4,554,591.20 for total dividend payments of $22,613,246.76. As of December 31, 2000, accumulated retained earnings after accounting for the common dividends declared amounted to $42,768,000.00. Therefore, no action was undertaken pursuant to the Orders.

         The foregoing transactions as described above and in the Application/Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Order issued by the Commission with respect thereto.


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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


                                             CONECTIV
                                             ATLANTIC CITY ELECTRIC COMPANY
                                             DELMARVA POWER & LIGHT COMPANY

March 30, 2001                               /s/ Philip S. Reese
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                                             Philip S. Reese
                                             Vice President and Treasurer